Tractebel Energia RECEIVED
SUEZ
2005 MAY 24 A 9:42

Florianópolis, May 17th, 2005. OFFICE OF INTERNATIONAL CORPORATE FINANCE

CE DF-0022/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA



05008306

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the translated copies of the 63rd (Sixty Third) minutes of Tractebel Energia S.A. Board of Directors Meeting and the announcement to shareholders issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank of New York

dlw 5/25

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

Tractebel Energia
SUEZ

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

PUBLICLY OWNED COMPANY – CNPJ 02.474.103/0001-19

NOTE TO THE SHAREHOLDERS

We inform Company Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., in meeting held on 05. 12.2005, approved the equity capital interest credit, for the period from January to May 2005, as empowered by the Company Statute, and in accordance with article 9th of Law No. 9.249/95 and Decision No. 207/96 of the Securities and Exchange Commission of Brazil - CVM.

I – Amount of credit from interest on equity capital
The gross amount of interest on equity capital shall be R$ 110,000,000.00 (one hundred and tem million reals), corresponding to R$ 0.199740 per thousand Class A Preference shares, R$ 0.168516 per thousand Class B Preference shares and R$ 0.168516 per thousand Ordinary shares.

II –Credit date
Credit of interest on equity capital on the Company accounting records, will take place on 05. 31.2005, based on the stock position on 05.18.2005.

III – Stock trading
Company shares shall be traded ex-interest over equity capital as from 05.19.2005.

IV – Withhold Tax on Income
The amounts of interest on equity capital are liable to income tax withholding, at a 15% rate, except for shareholders documented as exempt or immune. Shareholders residing or domiciled in a Country not taxing income, or where maximum income tax is lower than twenty percent, as established in art. 24 of Law No. 9.430, December 27th 1996, the percentage of the income tax applied shall be 25%.

V- Proof of immunity or exemption
Shareholders immune or exempt from income tax, as required by current legislation, submit proof of immunity or exemption not after 05.25.2005, at the Company head offices, Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Care of the Accounts Department – DCO.

VI – Interest imputed on dividends
Interest over equity capital, net of withheld income tax, shall be imputed to the mandatory dividends in article 202 of Law No. 6.404/76.

VII – Payment of equity capital interest
Interest on equity capital shall be paid to Shareholders, according to data listed in Banco Itaú S.A., on a date to be later established by the Management Board and informed through Note to the Shareholders. In the date of actual payment, interest on equity capital shall be updated according to SELIC.

Florianópolis, May 12th 2005.
Marc Verstraete
Financial and Investor Relations Director

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SIXTY-THIRD TRACTEBEL ENERGIA S.A. BOARD OF DIRECTORS MEETING

On the twelfth day of the Month of May two thousand and five, at 09:00 hours, in the Company head offices, at Rua Antonio Dib Mussi, 366, Florianópolis/SC, upon ordinary summons, was held the meeting of the Board of Directors of Tractebel Energia S.A. The following members attended the meeting: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus María Flachet, Victor-Frank de Paula Rosa Paranhos and Luiz Antônio Barbosa, representing the majority of its members. Meeting presided by the Chairman of the board of Directors, Mr. Maurício Stolle Bähr, who proposed my name, José Moacir Schmidt, accepted by the board members. Saluting the presents, the chairman submitted to discussion the subjects in the Agenda of the notice of meeting CA-006/2005, May 5th 2005: **Item 1** – approval of interest credit on equity capital; **Item 2** – Capital subscription at Companhia Energética Meridional – CEM; **Item 3** – General matters. After discussion of the subjects, the Chairman submitted to vote the items in the Agenda, and the Board decided the following: **DECISIONS**: **Item 1** – It was approved, **unanimously**, in the terms of DD-251-0002, of 05/09/2005, that it will be filed at the Company, the proposal for interest credit on equity capital for the period from January to March 2005, in the terms of article 9th of Law No. 9.249/95 and CVM decision No. 207/96, for the following amounts and conditions: **a)** total amount of credit shall be R$ 110,000,000.00, corresponding to R$ 0,199740 thousand preference shares class A, R$ 0.168516 per thousand preference shares class B and R$ 0.168516 per thousand ordinary shares; **b)** the credit shall be registered on the Company books on 05/31/2005 based on the stock position of 05/18/2005; **c)** Company shares shall be traded ex-interest over equity capital as from 05/19/2005; **d)** 15% income tax shall be withheld over the amount credited, except for shareholders documenting exemption no later than 05/25/2005. Shareholders residing or domiciled in a Country not taxing income, or where maximum income tax is lower than twenty percent, as established in art. 24 of Law No. 9.430, December 27th 1996, the percentage of the income tax applied shall be 25%; **e)** the value of interest over capital equity, net of income tax levied at source, shall be applied to the compulsory dividends of the business year 2005, as established by § 7th of article 9th in Law No. 9.249/95 and CVM Decision No. 207/96; **f)** payment date for payment of interest over own capital shall be established at a later date by the Company Management Board and informed through Note to the shareholders; **g)** upon actual payment, interest over capital equity shall be updated according to SELIC rate; **Item 2 –** The Board **unanimously** approved the subscription of capital for the controlled company Companhia Energética Meridional - CEM, up to R$ 250,000,000.00 (two hundred and fifty million reals), and empowerment of the Board of Directors to proceed as required. The meeting was then opened to questions or comments to all members, who did not express any queries or suggestions thus prompting the Chairman to close the procedures, requesting the present minutes to be registered by me in the condition of meeting Secretary, which, after read and approved by the members of the Board of Directors, including the Chairman and myself, were duly signed by all present. Florianópolis/SC, May 12th 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Member of the Board

Jan Franciscus María Flachet
Member of the Board

Victor-Frank de Paula Rosa Paranhos
Member of the Board

Luiz Antônio Barbosa
Member of the Board

José Moacir Schmidt
Secretary